SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.1)*

Quaint Oak Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74732T 10 6

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

62,748

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

62,748

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,748

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

75,248

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

75,248

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,248

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lisa Thorp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,500

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”) of Quaint Oak Bancorp, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2008 and amends and supplements the Schedule 13G originally filed on May 23, 2008 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian (the “HSBC IRA”);
•	Jeffrey Thorp; and
•	Lisa S. Thorp.
Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each Reporting Person has a business address at 954 Third Avenue, No. 705, New York, New York 10022.

Item 2(c).	Citizenship:

The HSBC IRA is an individual retirement account of Jeffrey Thorp with its custodian located in the State of New York.

Each of Jeffrey Thorp and Lisa S. Thorp is a citizen of the United States.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Collectively, the Reporting Persons beneficially own 75,248 shares of Common Stock representing 5.5% of the outstanding shares of Common Stock.

I.	HSBC IRA
(a)	Amount beneficially owned: 62,748
(b)	Percent of class: 4.6%
(c)	Number of Common Shares as to which the Reporting Person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 62,748 (See Note 1.)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 62,748 (See Note 1.)
II.	Jeffrey Thorp
(a)	Amount beneficially owned: 75,248
(b)	Percent of class: Less than 5.5%
(c)	Number of Common Shares as to which the Reporting Person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 75,248 (See Note 1.)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 75,248 (See Note 1.)

III.	Lisa S. Thorp
(a)	Amount beneficially owned: 12,500
(b)	Percent of class: Less than 0.9%
(c)	Number of Common Shares as to which the Reporting Person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 12,500 (See Note 1.)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 12,500 (See Note 1.)

Note 1: Jeffrey Thorp is the controlling person of the HSBC IRA. As a result, Jeffrey Thorp may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock owned by the HSCC IRA.

Jeffrey Thorp is the husband of Lisa S. Thorp and may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock owned by Mrs. Thorp.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 3, 2009

JEFFREY THORP IRA, HSBC BANK, USA AS CUSTODIAN

By: /s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Lisa S. Thorp
Lisa S. Thorp